TAHRA T. WRIGHT Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.937.3943 twright@loeb.com

Via Edgar

May 28, 2021

Mr. Geoff Kruczek
Division of Corporation Finance
Office of Manufacturing
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Global Consumer Acquisition Corp. Amended Registration Statement on Form S-1 Submitted May 20, 2021 CIK No. 0001846288

Dear Mr. Kruczek:

On behalf of our client, Global Consumer Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 25, 2021 (the “Staff’s Letter”) regarding the Company’s amended Registration Statement on Form S-1 (the “Registration Statement”) filed on May 20, 2021. Contemporaneously, an amended draft Registration Statement is being submitted publicly to accompany this response letter (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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Geoff Kruczek May 28, 2021 Page 2

Amendment No. 2 and 3 to Registration Statement on Form S-1 filed May 17 and May 20, 2021

Number and Terms of Office, page 92

1.	Your response to prior comment 2 states you will have 5 directors upon completion of this offering. Your disclosure here continues to state there will be 6 directors upon completion of this offering. Please reconcile.

Response: The Company has revised the disclosures on pages 92 and 100 of the Amended S-1 to clarify that it will have 5 directors upon completion of this offering.

General

2.	Please update your financial statements for the interim period ended March 31, 2021 pursuant to Rule 8-08 of Regulation S-X.

Response: The Company has updated its financial statement for the interim period ended March 31, 2021 pursuant to Rule 8-08 of Regulation S-X.

3.	We note the added disclosure that 12 investors have each submitted indications of interest to purchase up to 9.9% of the units in this offering. If you mean that these 12 investors may purchase in the aggregate 9.9% of the units in this offering, please revise for clarity. If, instead, as your disclosure and Exhibit 10.9 suggests, each investor will purchase 9.9% of the units to be offered and sold which appears to be all of this offering in the aggregate, please provide us your analysis of whether the offer and sale of the units to the 12 investors has already occurred.

Response: The Company does not expect that all of the anchor investors will be allocated the full 9.9% of the units to be sold, and such allocations will be determined by the underwriters. There is also no guarantee that all 12 anchor investors will participate in the offering. The Company has revised relevant disclosures on pages 1, 14, 58, 101, and 102 of the Amended S-1 to reflect and clarify this point.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Tahra T. Wright
Tahra T. Wright
Partner

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A limited liability partnership including professional corporations